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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36747

12/27/12

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/11 (MM/DD/YY) AND ENDING 10/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TD Securities (USA) LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

31 West 52nd Street
(No. and Street)

New York	NY	10019-6101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Dixon 212-827-7597
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 12/27

OATH OR AFFIRMATION

I, Peter Dixon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TD Securities (USA) LLC, as of October 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Managing Director, CFO

Title



Notary Public

SUZANNE CONNORS FRANCO
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01FR6175998
QUALIFIED IN NEW YORK COUNTY
COMMISSION EXPIRES OCTOBER 22, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530
Tel: +1 212 773 3000
Fax: +1 212 773 6350
www.ey.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors and Management of TD Securities (USA) LLC

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of TD Securities (USA) LLC, the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating TD Securities (USA) LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal period from November 1, 2011 through October 31, 2012. TD Securities (USA) LLC's management is responsible for TD Securities (USA) LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries to check payments.

   No exceptions were noted.

2. Compared the amounts derived from the FOCUS reports for the fiscal period from November 1, 2011 through October 31, 2012 with the amounts reported in Form SIPC-7 for the fiscal period from November 1, 2011 through October 31, 2012.

   No exceptions were noted.

3. Compared adjustments reported in Form SIPC-7 with supporting schedules and working papers derived from the FOCUS reports for the fiscal period from November 1, 2011 through October 31, 2012.

   No exceptions were noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments.

   No exceptions were noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal period from November 1, 2011 through October 31, 2012. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

December 19, 2012



STATEMENT OF FINANCIAL CONDITION

TD Securities (USA) LLC
Year Ended October 31, 2012
With Report and Supplementary Report of Independent Registered Public Accounting Firm

Ernst & Young LLP


ERNST & YOUNG

TD Securities (USA) LLC

Statement of Financial Condition

Year Ended October 31, 2012

Contents

Ernst & Young

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350

Report of Independent Registered Public Accounting Firm

The Member and Board of Directors
TD Securities (USA) LLC

We have audited the accompanying statement of financial condition of TD Securities (USA) LLC (the "Company") as of October 31, 2012. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of TD Securities (USA) LLC at October 31, 2012, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

December 19, 2012

TD Securities (USA) LLC

Statement of Financial Condition

October 31, 2012
(In Thousands)

Assets	
Cash	$ 161,668
Receivable from brokers, dealers and clearing organizations	172,224
Receivable from affiliates	37,981
Securities and other financial instruments owned, at fair value	15,491,735
Securities purchased under agreements to resell	18,271,867
Securities borrowed	1,572,082
Interest receivable	47,616
Taxes receivable	9,538
Deferred tax assets, net	48,809
Fixed assets (net of accumulated depreciation and amortization of $ 16,855)	24,501
Other assets	22,712
	$ 35,860,733
Liabilities and member's equity	
Liabilities:	
Loan payable to affiliates	$ 9,011,000
Payable to brokers, dealers and clearing organizations	544,712
Payable to affiliates	49,028
Securities sold under agreements to repurchase	19,692,649
Securities sold not yet purchased, at fair value	5,176,548
Interest payable	8,372
Accrued expenses and other liabilities	201,005
	34,683,314
Liabilities subordinated to claims of general creditors	1,085,000
Member's equity	92,419
Total liabilities and member's equity	$ 35,860,733

See accompanying notes.

1. Organization

TD Securities (USA) LLC ("TDSL" or the "Company") is a wholly owned subsidiary of Toronto Dominion Holdings II Inc. (the "Parent"), a wholly owned subsidiary of Toronto Dominion Holdings (USA) Inc., which is a wholly owned subsidiary of The Toronto-Dominion Bank (the "Bank").

TDSL operates as a registered introducing broker and dealer in U.S. debt, corporate debt, equity and money market securities. TDSL also acts as principal and an agent in the underwriting, distribution and private placement of debt and equity securities and other financial instruments. TDSL is registered with the Financial Industry Regulatory Authority ("FINRA").

J.P. Morgan Clearing Corp, and Merrill Lynch Professional Clearing Corp., both U.S. broker-dealers, act as clearing agents for the majority of TDSL's trading activities. Additionally, TDSL clears certain fixed income securities through the Bank, The Bank of New York and National Financial Services LLC. The Company also self clears some fixed income trades.

Except as otherwise provided by the Delaware Limited Liability Company Act, and by applicable case law, a member of a Delaware limited liability company is generally not liable for the debts, obligations, or liabilities of the Company, much in the same manner as the shareholders, officers and directors of a corporation are generally not liable for the acts and omissions of the corporation.

2. Summary of Significant Accounting Policies

Basis of Presentation

The statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States, which require management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates and assumptions. Significant accounting estimates include estimates for the valuation of securities and other financial instruments owned and futures contract, the realization of deferred tax assets, calculation of pension and post-retirement obligations and litigation reserves.

2. Summary of Significant Accounting Policies (continued)

Resale and Repurchase Agreements

Securities purchased under agreements to resell ("resale agreements") and securities sold under agreements to repurchase ("repurchase agreements"), which are treated as financing transactions and are collateralized primarily by U.S. Treasury securities, are carried at their contractual amounts, plus accrued interest. When specific conditions are met, including the existence of a legally enforceable master netting agreement, balances relating to resale and repurchase agreements are netted by counterparty in the statement of financial condition.

Securities Lending and Borrowing Activities

Securities borrowed and loaned, generally collateralized by cash, are treated as collateralized financing transactions (except where letters of credit or other securities are used as collateral) and are recorded at the amount of collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. Securities loaned transactions require the borrower to deposit cash or other collateral with the Company. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Counterparties are principally other brokers and dealers and financial institutions.

Securities and Other Financial Instruments Owned

Securities, commodities, and other financial instruments transactions, are recorded on a trade date basis. All such securities, commodities and other financial instruments are carried at fair value in the statement of financial condition. Proprietary security transactions are generally based on published market prices and are recorded on a trade date basis.

Fixed Assets

Fixed assets are stated at cost, less accumulated depreciation and amortization. Depreciation of furniture, fixtures and equipment is computed on a straight-line basis over estimated useful lives of five years. Depreciation of computer equipment and software is computed on a straight-line basis over estimated useful lives of three years. Amortization of leasehold improvements is determined on a straight-line basis over the lesser of the economic useful lives of the improvements, currently 15 years, or the terms of the leases.

2. Summary of Significant Accounting Policies (continued)

Derivative Financial Instruments

Derivatives are financial instruments, which include swaps, options and futures contracts, whose value is based upon an underlying asset, index or reference rate. A derivative contract may be traded on an exchange or over the counter. Exchange-traded derivatives are standardized and include option and futures contracts. Over-the-counter derivative contracts are individually negotiated between contracting parties and relate specifically to swaps and forward contracts. The changes in the fair value of the derivative instruments are included in other assets or other liabilities in the statements of financial condition.

The Company enters into transactions in options and futures contracts with off-balance sheet risk in order to meet the financing and hedging needs of its customers, to reduce its own exposure to market and interest rate risk, and in connection with its normal proprietary trading activities. The Company also uses derivatives to hedge market exposure on certain compensation liabilities.

Stock-Based Compensation

The Company provides Restricted Share Units ("RSUs") which are stock-based compensation units that vest and mature three years after the grant date to its qualified employees. The employee is paid a value at maturity equal to the closing share price of the Bank's share price on the Toronto Stock Exchange at maturity date. The awards are cliff vested, whereby employees are not entitled to any awards until the three-year vesting period ends. RSUs are classified as awards that call for settlement in cash. RSUs are accrued for and expensed at the grant price (market value of the underlying shares at grant date) in accordance with Accounting Standards Codification ("ASC") 718-10: *Compensation-Stock Compensation* over the vesting period. On the balance sheet date, the RSU liability is marked to market.

Translation of Foreign Currencies

Monetary assets and liabilities denominated in foreign currencies are revalued monthly at current rates of exchange.

2. Summary of Significant Accounting Policies (continued)

Employee Benefit Plans

Defined Benefit Plans

The costs of the pension and other postretirement plans are determined on the basis of actuarial valuations. The Company measures the plan assets and benefit obligations at each fiscal year end. This process involves making certain estimates and assumptions, including the discount rate and the expected long-term rate of return on plan assets.

The fair value of plan assets is based on fair values generally representing observable market prices. The projected benefit obligation is determined based on the present value of projected benefit distributions at an assumed discount rate. The accumulated benefit obligation represents the actuarial present value of benefits attributed by the plan's benefit formula to employee service rendered prior to that date and based on current and past compensations levels.

The assumed discount rate, in management's judgment, reflects the rates at which benefits could be effectively settled. Such discount rate is used to measure the projected and accumulated benefit obligations and to calculate the service cost and interest cost. The assumed discount rate for each of the plans was selected in consultation with the independent actuaries, using a pension discount yield curve based on the characteristics of the plan benefit obligations.

The Company funds pension costs in the year accrued to the extent such costs do not exceed the deductibility limit under the Internal Revenue Code. The amount of contribution is based on the Company's proportionate share in the pension obligation. The Company funds other postretirement benefits when incurred.

Defined Contribution Plans

The Company's contribution to the defined contribution plans is predetermined by the terms of the plan, which outline how much is to be contributed for each member for each year.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

Deferred tax assets or liabilities are recognized for the estimated future tax effects attributable to temporary differences and carryforwards. A temporary difference is the difference between the tax basis of an asset or liability and its reported amount in the statement of financial condition. Deferred tax assets and liabilities are determined at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. Subsequent changes in the tax laws or rates require adjustment to these assets and liabilities. A deferred tax valuation allowance is established when in the judgment of management it is more likely than not that all or a portion of deferred tax assets will not be realized.

The Company recognizes the financial statement effects of a tax position when it is more likely than not, based on the technical merits, that the position will be sustained upon examination.

Fair Value Measurements

The Company measures many of its assets and liabilities on a fair value basis. Fair value is used on a recurring basis for certain assets and liabilities in which fair value is the primary basis of accounting. Fair value is also used for financial assets and liabilities for disclosure purposes in accordance with ASC 825, *Financial Instruments*. Depending upon the nature of the asset or liability, the Company uses various valuation techniques and assumptions when estimating the instrument's fair value. These valuation techniques and assumptions are in accordance with the standards.

Fair Value Hierarchy

The Company follows the accounting standard which establishes a three-level hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level 1 – Fair value is based on quoted market prices in active markets for identical assets or liabilities. Level 1 assets and liabilities generally include debt and equity securities and derivative contracts that are traded in an active exchange market.

2. Summary of Significant Accounting Policies (continued)

Level 2 – Fair value is based on observable inputs other than Level 1 prices, such as quoted market prices for similar (but not identical) assets or liabilities in active markets, quoted market prices for identical assets or liabilities in inactive markets, and other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments and derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data.

Level 3 – Fair value is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Financial instruments classified within Level 3 of the fair value hierarchy are initially valued at transaction price, which is considered the best estimate of fair value. After initial measurement, the fair value of Level 3 assets and liabilities is determined using pricing models, discounted cash flow methodologies or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

3. New Accounting Policies

Recently Adopted Accounting Standard

In May 2011, the Financial Accounting Standards Board ("FASB") issue ASU 2011-04, Fair Value Measurement (ASC Topic 820), *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Report Standards ("IFRS").* The amendments establish common fair value measurement and disclosure requirements in U.S. GAAP and IFRS. For many requirements, the FASB does not intend for the amendments to result in a change in the application of the requirements of ASC Topic 820. As required, the Company adopted ASU 2011-04 effective October 31, 2012 which did not have material impact on the Company's statement of financial condition.

TD Securities (USA) LLC

Statement of Financial Condition (continued)

4. Securities and Other Financial Instruments Owned and Securities Sold, Not Yet Purchased

Securities and other financial instruments owned, including those pledged to creditors or clearing brokers and securities held in special reserve accounts for the exclusive benefit of customers, and securities sold but not yet purchased at October 31, 2012 consist of the following at fair value (in thousands):

	Owned	Sold, Not Yet Purchased
U.S. Government bonds	$ 9,399,899	$ 4,988,953
U.S. Corporate and convertible bonds	703,598	91,541
U.S. common and preferred shares	2,690,887	96,054
Commodities	2,542,326	-
Municipal bonds	154,998	-
Exchange traded equity options	27	-
	$ 15,491,735	$ 5,176,548

Securities owned, pledged to creditors or clearing brokers, represent proprietary positions, which have been pledged as collateral to counterparties or to clearing brokers. Such collateral is pledged on terms that permit the counterparty or clearing broker to sell or repledge the securities to others subject to certain limitations.

5. Receivable from and Payable to Brokers, Dealers and Clearing Organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations at October 31, 2012 consist of the following (in thousands):

	Receivable	Payable
Securities failed-to-deliver/receive	$ 65,299	$ 119,006
Receivable from/payable to clearing brokers	106,925	425,706
	$ 172,224	$ 544,712

These amounts arise from securities transactions executed for customers or the proprietary trades of the Company. The Company may be exposed to settlement risk associated with these transactions in the event that its' clearing agents or customers are unable to satisfy their contracted obligations.

6. Related Party Transactions

The Company maintains demand deposit bank accounts with the Bank. At October 31, 2012, the balances in these bank accounts totaled approximately $5.6 million.

In the normal course of business, the Company executes securities transactions on behalf of the Bank and its affiliates. As of October 31, 2012, the Company has approximately $742.8 million in unsettled trades related to these trading activities, which are included in net payable to brokers, dealers and clearing organizations.

The Company acts as an agent on behalf of the Bank and its subsidiaries in connection with asset management related to proprietary trading activities and the distribution of certain financial instruments. The Company also syndicates loans which the Bank and its subsidiaries participate in and performs financing transactions with affiliates. In connection with such asset management and loan origination and syndication activities, the Company accrued approximately $13.6 million of commissions and fees which are reflected as receivable from affiliates in the statement of financial condition.

6. Related Party Transactions (continued)

During the year, the Company entered into certain repurchase and resale agreements with the Bank. At October 31, 2012, the aggregate fair values of such securities sold under agreements to repurchase and the securities purchased under agreements to resell, were approximately $2.3 billion and $379.4 million, respectively. The average maturity of these agreements is approximately less than three weeks. Furthermore, the aggregate contract values of such securities sold under agreements to repurchase and securities purchased under agreements to resell, including accrued interest, were approximately $2.3 billion and $378.4 million, respectively.

The Company has an existing $15.0 billion unsecured revolving line of credit agreement with Toronto Dominion Holdings (USA) Inc., of which $9.0 billion was drawn as of October 31, 2012. Loans drawn under the line of credit bear interest at current money market rates.

7. Employee Benefits

The Bank has a noncontributory defined benefit pension plan (the "Pension Plan") which covers full-time employees of the Company and the Bank between the ages of 21 and 65. The cost of pension benefits for eligible employees, measured by length of service, compensation and other factors, is currently being funded through a trust (the "Trust") established under the Pension Plan. Funding of retirement costs for the Pension Plan complies with the minimum funding requirements specified by the Employee Retirement Income Security Act of 1974, as amended, and other statutory requirements.

The Bank also provides postretirement medical, dental and life insurance (the "Postretirement Plan"), which covers full-time employees of the Company and the Bank upon reaching normal retirement age.

The Company participates in the Pension Plan and the Postretirement Plan (collectively "the Plans") with other Bank affiliates and amounts disclosed in this note is the Company's portion only unless otherwise disclosed. The following tables set forth the financial position of the Plans at October 31, 2012. Change in benefit obligations and reconciliation of funded status represent the obligations of the Company related to the Plans.

7. Employee Benefits (continued)

Change in plan assets represents assets of the Plans and are for the benefit of employees of the Company (in thousands).

	Year Ended October 31, 2012	
	Pension Benefit Plan	Postretirement Benefit Plan
Change in projected benefit obligation		
Projected benefit obligation at beginning of year	$ 29,497	$ 16,697
Addition of excise tax	-	2,855
Service cost	209	920
Interest cost	1,495	987
Actuarial losses/(gains) and plan changes	5,284	2,305
Benefits paid	(472)	(769)
Projected benefit obligation at end of year	$ 36,013	$ 22,995
Change in plan assets		
Fair value of plan assets at beginning of year	$ 21,492	$ -
Actual return on plan assets	2,310	-
Company contributions	491	-
Expenses paid	(131)	-
Benefits paid	(472)	-
Fair value of plan assets at end of year	$ 23,690	$ -

Pension Plan assets as of October 31, 2012 and the actual return on investments during fiscal 2012 were allocated among the members of the Plan in proportion to their projected benefit obligation as of October 31, 2012. In addition, the Company was allocated a portion of the Plans' actuarial gains (losses) in proportion to the expected returns, and benefit payments were allocated in proportion to the expected benefit payments.

7. Employee Benefits (continued)

The assumptions used to calculate fund status as of October 31, 2012 are as follows:

	Weighted-Average Assumptions as of October 31, 2012	
	Pension Benefit Plan	**Postretirement Benefit Plan**
Discount rate	4.1%	4.1%
Expected return on plan assets	7.25%	-
Rate of compensation increase	3.5%	3.5%

In determining the expected long-term rate of return on plan assets, the Company considers the current level of expected returns on risk-free investments (primarily government bonds), the historical level of risk premiums associated with other asset classes and the expectations of future returns over a 20-year time horizon on each asset class, based on the views of leading financial advisors and economists. The expected return for each asset class is then weighted based on the plan's target asset allocation. Consideration is also given to expectations of value added by active management net of investment expenses.

The Pension Plan assets are held in a trust. Pension Plan fiduciaries set investment policies and strategies for the Pension Plan. Long-term strategic investment objectives include preserving the funded status of the Pension Plan and balancing risk and return. The Pension Plan fiduciaries oversee the investment allocation process, which includes selecting investment managers, setting long-term strategic targets and monitoring asset allocations. Pension Plan assets within the Trust is for the entire Pension Plan and consist of the following (dollars in thousands):

7. Employee Benefits (continued)

	Fair Market Value	Percentage
Mutual funds		
Money market	$ 59	0.2%
Debt and equities	32,897	99.8%
Total	$ 32,956	100.0%

The strategic target of Pension Plan asset allocations is as follows:

	Target Asset Allocation
Equity securities	65%
Debt securities	35%

The following is a description of the valuation methodologies used for assets measured at fair value:

Mutual funds: Valued at the net asset value ('NAV") of shares held by the plan at year end as reported in an active market, and thus, fall under Level 1 hierarchy of fair value measurement.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Pension Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

7. Employee Benefits (continued)

There are no expected employer contributions for the next fiscal year ending October 31, 2013. The expected benefit payments of the Company are as follows (in thousands):

Year Ending October 31:	
2013	$ 556
2014	602
2015	696
2016	782
2017	855
Next five years	5,880

For measurement purposes in the Postretirement Plan, a 7.80% annual rate of increase in the per capita cost of health care benefits was assumed for the year 2011 – 2012. The rate is assumed to decrease gradually to 5.0% for 2020 and remain at that level thereafter.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one-percentage point change in assumed health care cost trend rates would have the following effects (in thousands):

	One-Percentage Point Increase	**One-Percentage Point Decrease**
Effect on total of service and interest cost components for the year ended October 31, 2012	$ 317	$ (245)
Effect on postretirement benefit obligation	3,904	(3,092)

7. Employee Benefits (continued)

Effective January 1, 2009, the Company made the decision to freeze the Pension Plan for highly compensated employees, as defined by the Internal Revenue Service, based on the employees' fiscal 2007 total compensation. Those employees considered non-highly compensated and who continue earning pension benefits as elected during fiscal 2006 retirement choice period will continue to accrue benefits under the Pension Plan with a minimum guaranteed per month payable as a life annuity. In place of the Pension Plan, the Company's defined contribution 401(k) was enhanced, with the benefits, rights and features of the 401(k) plan remaining substantially the same.

The Bank's contribution retirement plan (401(k) savings plan) covers most of the employees of the Company and the Bank.

As discussed in Note 2, the Company provides a stock-based pay in the form of RSUs. As of October 31, 2012, the outstanding number of awards granted was 0.8 million shares and the related liability was approximately $68.3 million. The amount vested and paid during the year was approximately $20.8 million.

8. Subordinated Loans

The Company owes its Parent the following amounts pursuant to subordination agreements approved by the FINRA:

Amount	Maturity	Rate
$ 335,000,000	09/30/13	1-month LIBOR + 1/8 of 1%
$ 250,000,000	05/31/13	1-month LIBOR + 1/8 of 1%
$ 500,000,000	05/31/13	1-month LIBOR + 1/8 of 1%

The loans are subordinated to claims of general creditors and are included by the Company for purposes of computing net capital under the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Included in accrued expenses and other liabilities as of October 31, 2012 is approximately $.01 million of interest payable to the Parent for such subordinated loans.

9. Fair Value Measurements

The following table presents as at October 31, 2012, the level within the fair value hierarchy for each of the financial assets and liabilities accounted for at fair value on a recurring basis (in thousands):

Description	Total	Level 1	Level 2	Level 3
Securities and other financial instruments owned				
U.S. Government bonds	$ 9,399,899	$ 9,399,899	$ -	$ -
U.S. corporate and convertible bonds	703,598	-	703,598	-
U.S. common and preferred shares	2,690,887	2,690,887	-	-
Commodities	2,542,326	2,542,326	-	-
Municipal bonds	154,998	-	154,998	-
Exchange traded equity options	27	27	-	-
	$ 15,491,735	$ 14,633,139	$ 858,596	$ -
Securities sold not yet purchased				
U.S. Government bonds	$ 4,988,953	$ 4,988,953	$ -	$ -
U.S. corporate and convertible bonds	91,541	-	91,541	-
U.S. equities sold short	96,054	96,054	-	-
	$ 5,176,548	$ 5,085,007	$ 91,541	$ -

All assets and liabilities of the Company which qualify as financial instruments under ASC 825 are carried at amounts which approximate their fair values.

10. Securities Received as Collateral

In the normal course of business, the Company obtains securities under resale and securities borrowed agreements on terms that permit it to repledge or resell the securities to others. At October 31, 2012, the Company obtained and had available securities with a fair value of approximately $28.6 billion on such terms, substantially all of which have been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy commitments under short sales. In the statement of financial condition, such amounts are reported net of approximately $8.7 billion, pursuant to legally enforceable master netting agreements.

11. Income Taxes

The Company, its Parent, and its affiliates file a consolidated U.S. federal income tax return. Pursuant to a tax-sharing arrangement, Toronto Dominion Holdings (USA) Inc. arranges for the payment of U.S. federal, state, and local income taxes on behalf of the entire consolidated group. The Company reimburses or receives payment on a current basis from Toronto Dominion Holdings (USA) Inc. based upon its proportionate share of the group's U.S. federal, state, and local tax liability. TDSL is treated as a disregarded entity for U.S. tax purposes, and files combined state and local income tax returns with its Parent, as well as stand-alone returns in multiple jurisdictions.

The Company recognizes the federal, state and local deferred taxes associated with such temporary differences. The deferred tax asset of $48.8 million consists primarily of deferred compensation, foreign related party interest, and foreign tax credit ("FTC") carry forwards. The Company has recorded a valuation allowance of $13.8 million related to a FTC carry forward of $21.3 million for which management believes it is more-likely-than-not that the Company will not realize this deferred tax asset. The $13.8 million valuation allowance comprises a $12.8 million valuation allowance recorded at October 31, 2011 and an additional $1.0 million valuation allowance recorded at October 31, 2012. The FTC carry forwards begin to expire in 2016.

ASC 740-10 clarifies the accounting for income taxes by prescribing a "more-likely-than-not" recognition threshold that a tax position is required to meet before being recognized in the statement of financial condition. In addition, the guidance clarifies the measurement of uncertain tax positions, classification of interest and penalties, and requires additional disclosures on tax reserves.

11. Income Taxes (continued)

At October 31, 2012, the Company had approximately $4.6 million of unrecognized tax benefits, of which $3.7 million would affect the Company's effective tax rate if recognized. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

Balance at beginning of year	$	461
Additions based on tax positions related to current year		609
Additions based on tax positions related to prior years		3,505
Reductions of tax positions of prior years		-
Settlements with taxing authorities		-
Reductions due to lapse of statute of limitation		-
Balance at end of year	$	4,575

At October 31, 2012, the Company had accrued $0.2 million for interest, net of tax effect.

The Company operates in the U.S., Canada and other tax jurisdictions, and various years ranging from 2005-2011 remain subject to examination by tax authorities. The Company believes that it is reasonably possible that approximately $0.5 million of its current unrecognized tax benefits may be recognized by the end of 2013 as a result of a lapse of the statute of limitations.

12. Regulatory Requirements

As a registered broker-dealer and member of the FINRA, TDSL is subject to the Uniform Net Capital Rule of the SEC and has elected to compute its net capital in accordance with the "Alternative Net Capital Requirement" of this rule. In accordance with such requirements, the Company must maintain net capital in excess of the greater of $1,000,000 or 2% of aggregate debit items, as defined.

At October 31, 2012, TDSL's net capital, as defined, was approximately $433.2 million, which exceeded the minimum requirement by approximately $432.2 million. The percentage of net capital to aggregate debit items was 3,091.1 %.

As of October 31, 2012, U.S. Treasury securities with a market value of approximately $30.0 million have been segregated in a special reserve bank account for the exclusive benefit of customers, in accordance with Rule 15c3-3 of the SEC.

The Company has entered into appropriate proprietary accounts of introducing broker-dealers ("PAIB") agreements with its clearing firms and the clearing firms have not given notice to the Company that they did not maintain adequate PAIB reserves in order for the Company to classify its proprietary accounts held at the clearing firms as allowable assets in the Company's net capital computations.

13. Derivative Instruments

The Company trades and takes proprietary positions in listed futures over the counter swaps and options. The Company uses these instruments for trading, as well as for asset and liability management. The Company manages its trading positions by employing various risk mitigation strategies. These strategies include diversification of risk exposures. The Company manages the market risk associated with its trading activities on an individual product basis.

Credit risk with respect to derivative instruments arises from the failure of a counterparty to perform according to the terms of the contract. The Company's exposure to credit risk at any point in time is represented by the fair value of the derivative contracts reported as assets. The fair value of a derivative represents the amount at which the derivative could be exchanged in an orderly transaction between market participants.

13. Derivative Instruments (continued)

As of October 31, 2012, the Company had the following future contracts outstanding (dollars in thousands):

	Number of Contracts Outstanding		Market Value	
	Long	Short	Long	Short
Eurodollar	7,670	10,510	$ 503	$ (1,047)
Interest rates	3,337	11,066	229	(680)
Commodity	80	15,038	56	(15,524)
Equity	-	20,825	-	1,521
Total	11,087	57,439	$ 788	$ (15,730)

Changes in the market value of these futures transactions are settled on a daily basis.

14. Off-Balance Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company's activities involve execution, settlement and financing of various securities transactions for customers. These activities may expose the Company to risk in the event customers, other brokers and dealers, banks, depositories or clearing organizations are unable to fulfill their contractual obligations.

The Company enters into off-balance sheet transactions in relation to its proprietary trading activities to reduce its exposure to market risk. Transactions include the sale and purchase of exchange traded options and futures contracts and other agreements to exchange payments based on a gross contractual amount.

Off-balance sheet contracts are valued at fair value. The Company monitors its positions continuously to reduce the risk of future loss due to changes in market value of its financial instruments or failure of counterparties to perform.

14. Off-Balance Sheet Risk and Concentration of Credit Risk (continued)

Transactions in futures contracts are conducted through regulated exchanges which have margin requirements, and are settled in cash on a daily basis for the net gain or loss, thereby minimizing credit risk.

The Company's financing activities require that it accept and pledge securities as collateral for secured financing, such as securities purchased under agreements to resell and securities sold under agreements to repurchase. The Company monitors the market value of such collateral held and the market value of securities receivable from others. It is the Company's policy to request and obtain additional collateral when exposure to loss exists.

In the event the counterparty is unable to meet its contractual obligation to return the securities, the Company may be exposed to off-balance sheet risk of acquiring securities at prevailing market prices.

The Company conducts business with banks and other brokers and dealers located primarily in the New York metropolitan area and Canada on behalf of its customers and for its own account.

The Company's customer base and trade counterparties are located primarily in the United States and Canada.

Securities sold not yet purchased represent obligations to purchase specified securities at a contracted price. Accordingly, these transactions may result in unrecorded market risk, as the Company's obligation to purchase these securities in the market may exceed the amount recognized in the statement of financial condition.

Each of the Company's clearing brokers extends credit to the Company, based upon both the market value and the profile of the securities which each of the clearing brokers holds in a custody arrangement for the Company.

15. Commitments and Contingencies

The Company leases office space under non-cancelable operating leases that expire in the year 2021, with provision for renewal.

Future minimum payments under the Company's leases as of October 31, 2012 are as follows (in thousands):

2013	$ 11,395
2014	11,308
2015	11,321
2016	11,510
2017	11,807
Thereafter	41,815
Total	$ 99,156

In the normal course of its business, the Company has been named a defendant in a number of lawsuits and other legal proceedings. After considering all relevant facts, available insurance coverage and the advice of counsel, in the opinion of management, such litigation will not, in the aggregate, have a material adverse effect on the Company's financial position.

Ernst & Young LLP

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